SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Named to Prestigious IDC Annual FinTech Ranking of Top 100 Global Providers, dated October 18, 2022.
99.2          NICE Announces the Market’s First Consumer Intent-Driven CX Capability with Enlighten Journey Orchestration, dated October 20, 2022.
99.3          NICE is First to Receive Highest Scores for Inaugural Digital Customer Service Use Case by Gartner, dated October 20, 2022.
99.4          NICE Launches FluenCX, a Revolutionary Approach to Deliver Digital-First Customer Experience, dated October 24, 2022.
99.5          NICE Actimize Positioned As Overall Leader in the 2022 Quadrant Knowledge Solutions Enterprise Fraud Management Report, dated October 25, 2022.
99.6          IGT Solutions Selects NICE CXone to Deliver a Seamless Customer Experience for its Travel and Hi-Tech Brands, dated October 26, 2022.
99.7          NICE Actimize Chosen to Provide Cloud-Based AML and Anti-Fraud Financial Crime Platform for UK-Based Target Group, dated October 27, 2022.
99.8          NICE CXone Selected by Penrith City Council to Optimize its Contact Center Operations, dated October 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: November 4, 2022

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Named to Prestigious IDC Annual FinTech Ranking of Top 100 Global Providers, dated October 18, 2022.
99.2	NICE Announces the Market’s First Consumer Intent-Driven CX Capability with Enlighten Journey Orchestration, dated October 20, 2022.
99.3	NICE is First to Receive Highest Scores for Inaugural Digital Customer Service Use Case by Gartner, dated October 20, 2022.
99.4	NICE Launches FluenCX, a Revolutionary Approach to Deliver Digital-First Customer Experience, dated October 24, 2022.
99.5	NICE Actimize Positioned As Overall Leader in the 2022 Quadrant Knowledge Solutions Enterprise Fraud Management Report, dated October 25, 2022.
99.6	IGT Solutions Selects NICE CXone to Deliver a Seamless Customer Experience for its Travel and Hi-Tech Brands, dated October 26, 2022.
99.7	NICE Actimize Chosen to Provide Cloud-Based AML and Anti-Fraud Financial Crime Platform for UK-Based Target Group, dated October 27, 2022.
99.8	NICE CXone Selected by Penrith City Council to Optimize its Contact Center Operations, dated October 31, 2022.